UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX
MONTH PERIOD ENDED JUNE 30, 2015

Adecoagro S.A. (the “Company” or “Adecoagro”) is filing this report on Form 6-K for the purpose of providing a copy of the Company’s unaudited condensed consolidated financial statements as of and for the six month period ended June 30, 2015 (the “Consolidated Financial Statements”). This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed on December 6, 2013 (File No. 333-191325) (the “Registration Statement”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 13, 2015

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2015 and for the six-month periods ended June 30, 2015 and 2014

1

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Capital stock: 122,381,815 common shares (of which 1,294,623 are treasury shares)

Majority shareholder: Quantum Partners LP
Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America
Parent company activity: Investing
Capital stock: 25,910,004 common shares

F - 2

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2015 and December 31, 2014
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2015	2014
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	713,824	776,905
Investment property	7	6,281	6,675
Intangible assets	8	22,033	23,778
Biological assets	9	290,843	286,044
Investments in joint ventures		1,200	2,752
Deferred income tax assets	19	44,136	45,597
Trade and other receivables	11	41,789	50,590
Other assets		506	587
Total Non-Current Assets		1,120,612	1,192,928
Current Assets
Biological assets	9	20,020	55,188
Inventories	12	148,714	104,919
Trade and other receivables	11	154,955	164,526
Derivative financial instruments	10	6,113	7,966
Cash and cash equivalents	13	163,466	113,795
Total Current Assets		493,268	446,394
TOTAL ASSETS		1,613,880	1,639,322
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	15	183,573	183,573
Share premium	15	937,525	933,044
Cumulative translation adjustment		(467,250)	(395,804)
Equity-settled compensation		14,397	16,735
Cash flow hedge		(72,524)	(43,064)
Reserve from the sale of non-controlling interests in subsidiaries		25,508	25,508
Treasury shares		(1,943)	(2,840)
Retained earnings		60,020	45,644
Equity attributable to equity holders of the parent		679,306	762,796
Non-controlling interest		7,865	7,589
TOTAL SHAREHOLDERS EQUITY		687,171	770,385
LIABILITIES
Non-Current Liabilities
Trade and other payables	17	1,847	2,391
Borrowings	18	554,677	491,324
Deferred income tax liabilities	19	34,987	39,635
Payroll and social security liabilities	20	1,376	1,278
Derivatives financial instruments	10	-	39
Provisions for other liabilities	21	2,217	2,013
Total Non-Current Liabilities		595,104	536,680
Current Liabilities
Trade and other payables	17	49,075	83,100
Current income tax liabilities		1,353	76
Payroll and social security liabilities	20	26,408	27,315
Borrowings	18	230,371	207,182
Derivative financial instruments	10	23,683	13,860
Provisions for other liabilities	21	715	724
Total Current Liabilities		331,605	332,257
TOTAL LIABILITIES		926,709	868,937
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,613,880	1,639,322

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 3

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month periods ended June 30, 2015 and 2014
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30		Three-months ended June 30
	Note	2015	2014	2015	2014
		(unaudited)
Sales of manufactured products and services rendered	22	198,454	189,737	113,974	120,926
Cost of manufactured products sold and services rendered	23	(132,348)	(126,095)	(72,114)	(79,755)
Gross Profit from Manufacturing Activities		66,106	63,642	41,860	41,171
Sales of agricultural produce and biological assets	22	86,690	113,422	56,952	83,104
Cost of agricultural produce sold and direct agricultural selling expenses	23	(86,690)	(113,422)	(56,952)	(83,104)
Initial recognition and changes in fair value of biological assets and agricultural produce	9	33,948	39,860	10,282	915
Changes in net realizable value of agricultural produce after harvest		3,898	(1,704)	4,060	(2,565)
Gross Profit/(Loss) from Agricultural Activities		37,846	38,156	14,342	(1,650)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		103,952	101,798	56,202	39,521
General and administrative expenses	23	(23,485)	(23,634)	(11,467)	(12,854)
Selling expenses	23	(31,032)	(31,393)	(17,777)	(19,757)
Other operating income / (expense), net	25	15,607	(2,384)	(6,018)	11,186
Share of loss of joint ventures		(1,470)	(231)	(592)	(6)
Profit from Operations Before Financing and Taxation		63,572	44,156	20,348	18,090
Finance income	26	5,670	4,301	2,379	2,136
Finance costs	26	(44,604)	(39,180)	(16,821)	(20,842)

Financial results, net	26	(38,934)	(34,879)	(14,442)	(18,706)
Profit / (Loss) Before Income Tax		24,638	9,277	5,906	(616)
Income tax (expense)/ benefit	19	(9,542)	(5,229)	(4,571)	2,068
Profit for the Period		15,096	4,048	1,335	1,452

Attributable to:
Equity holders of the parent		14,272	4,069	1,445	1,479
Non-controlling interest		824	(21)	(110)	(27)

Income per share Attributable to the equity holders of the parent during the period:
Basic		0.118	0.034	0.012	0.012
Diluted		0.117	0.033	0.012	0.012

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 4

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month periods ended June 30, 2015 and 2014
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30		Three-months ended June 30
	2015	2014	2015	2014
	(unaudited)

Profit for the Period	15,096	4,048	1,335	1,452
Other comprehensive income:
Exchange differences on translating foreign operations	(71,994)	(2,792)	6,103	10,993
Cash flow hedge	(29,460)	3,393	12,432	7,775
Other comprehensive loss for the period	(101,454)	601	18,535	18,768
Total comprehensive loss income for the period	(86,358)	4,649	19,870	20,220

Attributable to:
Equity holders of the parent	(86,634)	4,731	20,280	20,296
Non-controlling interest	276	(82)	(410)	(76)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(86,634)	4,731	20,280	20,296

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 5

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2015 and 2014
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent

	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	-	43,018	854,304	45	854,349

Profit for the period	-	-	-	-	-	-	-	-	4,069	4,069	(21)	4,048

Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations

Cash flow hedge (*)	-	-	(2,736)	-	-	-	-	-	-	(2,736)	(56)	(2,792)
Other comprehensive income for the period	-	-	-	-	3,398	-	-	-	-	3,398	(5)	3,393
Total comprehensive income for the period	-	-	(2,736)	-	3,398	-	-	-	4,069	4,731	(82)	4,649

Employee share options (Note 15)

- Value of employee services	-	-	-	6	-	-	-	-	-	6	-	6

- Exercised	-	649	-	(218)	-	-	148	-	-	579	-	579

- Forfeited	-	-	-	(108)	-	-	-	-	108	-	-	-

Restricted shares (Note 15):

- Value of employee services	-	-	-	1,701	-	-	-	-	-	1,701	-	1,701

- Vested	-	3,444	-	(4,053)	-	160	446	-	-	(3)	-	(3)

- Forfeited	-	-	-	-	-	1	(1)	-	-	-	-	-

Purchase of own shares (Note 15)	-	(10,424)	-	-	-	-	(2,534)	-	-	(12,958)	-	(12,958)
Sale of non-controlling interests in subsidiaries (Note 14)	-	-	15,825	-	-	-	-	25,575	-	41,400	8,009	49,409
Balance at June 30, 2014 (unaudited)	183,573	932,741	(298,718)	14,680	(12,384)	-	(2,902)	25,575	47,195	889,760	7,972	897,732

(*) Net of 1,557 of Income Tax

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 6

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2015 and 2014 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2015	183,573	933,044	(395,804)	16,735	(43,064)	(2,840)	25,508	45,644	762,796	7,589	770,385

Profit for the period	-	-	-	-	-	-	-	14,272	14,272	824	15,096

Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:	-	-	-	-	-	-	-	-	-	-	-
Exchange differences on translating foreign operations	-	-	(71,446)	-	-	-	-	-	(71,446)	(548)	(71,994)

Cash flow hedge (*)	-	-	-	-	(29,460)	-	-	-	(29,460)	-	(29,460)
Other comprehensive income for the period	-	-	(71,446)	-	(29,460)	-	-	-	(100,906)	(548)	(101,454)
Total comprehensive income for the period	-	-	(71,446)	-	(29,460)	-	-	14,272	(86,634)	276	(86,358)

Employee share options (Note 15)

- Value of employee services	-	-	-	-	-	-	-	-	-	-	-

- Exercised	-	1,378	-	(468)	-	249	-	-	1,159	-	1,159

- Forfeited	-	-	-	(104)	-	-	-	104	-	-	-

Restricted shares (Note 15):

- Value of employee services	-	-	-	1,985	-	-	-	-	1,985	-	1,985

- Vested	-	3,103	-	(3,751)	-	648	-	-	-	-	-

- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2015 (unaudited)	183,573	937,525	(467,250)	14,397	(72,524)	(1,943)	25,508	60,020	679,306	7,865	687,171

(*) Net of 15,296 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 7

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2015	June 30, 2014
		(unaudited)
Cash flows from operating activities:

Profit for the period		15,096	4,048
Adjustments for:
Income tax expense	19	9,542	5,229
Depreciation	23	29,674	34,273
Amortization	23	295	192
Gain from of disposal of other property items	25	(880)	(606)
Equity settled share-based compensation granted	24	1,985	1,707
(Gain)/loss from derivative financial instruments and forwards	25, 26	(15,306)	2,620
Interest and other expense, net	26	20,640	25,768
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(24,728)	(11,199)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(1,080)	2,305
Provision and allowances		860	42
Share of loss from joint venture		1,470	231
Foreign exchange gains, net	26	9,653	3,268
Cash flow hedge – transfer from equity	26	7,754	4,609
Subtotal		54,976	72,487
Changes in operating assets and liabilities:
Decrease / (increase) in trade and other receivables		7,426	(23,700)
(Increase) in inventories		(52,610)	(49,251)
Decrease in biological assets		37,271	45,059
Decrease in other assets		12	10
Decrease /(increase) in derivative financial		25,805	(8,107)
(Decrease) in trade and other payables		(26,962)	(13,583)
Increase in payroll and social security liabilities		1,964	3,721
(Decrease) / increase in provisions for other liabilities		(241)	191
Net cash generated in operating activities before interest and taxes paid		47,641	26,827
Income tax paid		(152)	(268)
Net cash generated from operating activities		47,489	26,559

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -8

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2015 and 2014 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2015	June 30, 2014
		(unaudited)
Cash flows from investing activities:

Purchases of property, plant and equipment		(69,899)	(113,081)
Purchases of intangible assets	8	(811)	(658)
Purchase of cattle and non-current biological assets planting cost		(25,850)	(54,402)
Interest received	26	4,906	3,393
Investments in joint ventures		-	(1,372)
Proceeds from sale of property, plant and equipment		424	745
Proceeds from disposal of subsidiaries		-	1,003
Loans to joint venture		(7,912)	-

Net cash used in investing activities		(99,142)	(166,372)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		1,177	576
Proceeds from long-term borrowings		166,874	159,104
Payments of long-term borrowings		(48,928)	(59,539)
Net proceeds from the sale of minority interest in subsidiaries		-	49,414
Proceeds from short-term borrowings		37,378	42,374
Payment of short-term borrowings		(19,689)	(71,174)
Interest paid		(20,256)	(25,182)
Purchase of own shares		-	(12,992)
Net cash generated from financing activities		116,556	82,581
Net increase / (decrease) in cash and cash equivalents		64,903	(57,232)
Cash and cash equivalents at beginning of period		113,795	232,147
Effect of exchange rate changes on cash and cash equivalents		(15,232)	24,412

Cash and cash equivalents at end of period		163,466	199,327

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 9

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 11, 2015.

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP, Ona Ltd became its general partner and Toba Ltd became a wholly owned subsidiary of Adecoagro LP. In connection with the transactions completed on March 27, 2015, Ona Ltd. assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law. This operation had no accounting impact.

2.	Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2015 and for the six-month periods ended June 30, 2015 and 2014 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2015, results of operations and cash flows for the six-month periods ended June 30, 2015 and 2014. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2014.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards have a material impact on the information to be presented in the financial statements.

During the six months ended June 30, 2015, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -10

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group’s exposure and risk management principles and processes since December 31, 2014 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the six month period ended June 30, 2015. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -11

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

●         Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2015. All amounts are shown in US dollars.

	June 30, 2015
	(unaudited)
	Functional currency
Net monetary position	Argentine	Brazilian	Uruguayan
(Liability)/ Asset	Peso	Reais	Peso	US Dollar	Total
Argentine Peso	(15,289)	-	-	-	(15,289)
Brazilian Reais	-	(253,942)	-	-	(253,942)
US Dollar	(72,910)	(364,854)	23,745	84,014	(330,005)
Uruguayan Peso	-	-	(252)	-	(252)
Total	(88,199)	(618,796)	23,493	84,014	(599,488)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2015 would have increased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

June 30, 2015
(unaudited)
Functional currency
	Argentine	Brazilian	Uruguayan
Net monetary position	Peso	Reais	Peso	US Dollar	Total
Argentine Peso	-	-	-	-	-
Brazilian Reais	-	-	-	-	-
US Dollar	(7,291)	(36,485)	2,374	-	(41,402)
Uruguayan Peso	-	-	-	-	-
(Decrease) or increase in Profit Before Income Tax	(7,291)	(36,485)	2,374	-	(41,402)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013,  the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Company expects that the cash flows will occur and affect profit or loss between 2015 and 2020.

For the period ended June 30, 2015, a total amount before income tax of US$ 52,524 was recognized in other comprehensive income and an amount of US$ 7,754 loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 12

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

●         Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at June 30, 2015 (all amounts are shown in US dollars):

	June 30, 2015
	(unaudited)
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total
Fixed rate:
Argentine Peso	17,562	-	-	17,562
Brazilian Reais	-	183,021	-	183,021
US Dollar	59,733	36,128	2,000	97,861
Subtotal Fixed-rate borrowings	77,295	219,149	2,000	298,444
Variable rate:
Brazilian Reais	-	94,871	-	94,871
US Dollar	20,097	371,176	-	391,273
Subtotal Variable-rate borrowings	20,097	466,047	-	486,144
Total borrowings as per analysis	97,392	685,196	2,000	784,588
Finance leases	460	-	-	460
Total borrowings at June 30, 2015	97,852	685,196	2,000	785,048

At June 30, 2015, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would decrease as follows:

	June 30, 2015
	(unaudited)
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total
Variable rate:
Brazilian Reais	-	(949)	-	(949)
US Dollar	(201)	(3,712)	-	(3,913)
(Decrease) or increase in Profit Before Income Tax	(201)	(4,661)	-	(4,862)

●         Credit risk

As of June 30, 2015, 4 banks accounted for more than 89% of the total cash deposited (Rabobank, HSBC, Banco do Brasil and Itau).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 13

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

●         Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2015:

•         Futures / Options

	June 30, 2015
	Quantities		Market
Type of	(thousands)	Notional	Value Asset/	Profit / (Loss)
derivative contract	(**)	amount	(Liability)	(*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	252	37,365	(3,999)	(3,803)
Soybean	243	81,488	(6,136)	(5,798)
Purchase
Wheat	(1)	(78)	(24)	(25)
Sugar	182,074	56,960	3,436	1,901
	360	142	9	(9)
Ethanol

OTC:
	55,372	1,542	2,633	(2,060)
Sugar

Options:
Sell call
Corn	12	(360)	(223)	66
Total	238,312	177,059	(4,304)	(9,728)

(*) Included in line “Gain from commodity derivative financial instruments” Note 25.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•         Other derivative financial instruments

As of June 30, 2015, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2014.

During the period ended June 30, 2014, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 25.5 million. No contract of this kind was entered in 2015. Those contracts entered in 2014 had maturity dates ranging between March 2014 and June 2014. The outstanding contracts resulted in the recognition of a gain of US$ 0.3 million in 2015 and US$ 0.1 million in 2014, respectively. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the period ended on June 2015, the Group entered into several currency forward contracts with Uruguayan banks in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 8.2 million. The currency forward contracts maturity date ranging between September 2015 and December 2015. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.13 million in 2015. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 14

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2014 described in Note 4.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria.  Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its  operations, products and services.  The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

●         The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

•         The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•         The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•         The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk and other dairy products;

•         The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them  to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

●         The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

●         The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 15

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 16

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2015 (unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	431	48,679	754	662	50,526	147,928	-	-	198,454
Cost of manufactured products sold and services rendered	(262)	(40,193)	(884)	(331)	(41,670)	(90,678)	-	-	(132,348)
Gross Profit from Manufacturing Activities	169	8,486	(130)	331	8,856	57,250	-	-	66,106
Sales of agricultural produce and biological assets	70,477	48	16,165	-	86,690	-	-	-	86,690
Cost of agricultural produce sold and direct agricultural selling expenses	(70,477)	(48)	(16,165)	-	(86,690)	-	-	-	(86,690)
Initial recognition and changes in fair value of biological assets and agricultural produce	15,473	3,755	4,178	(2)	23,404	10,544	-	-	33,948
Changes in net realizable value of agricultural produce after harvest	3,898	-	-	-	3,898	-	-	-	3,898
Gross Profit from Agricultural Activities	19,371	3,755	4,178	(2)	27,302	10,544	-	-	37,846
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	19,540	12,241	4,048	329	36,158	67,794	-	-	103,952
General and administrative expenses	(1,792)	(1,618)	(747)	(41)	(4,198)	(10,152)	-	(9,135)	(23,485)
Selling expenses	(2,751)	(6,763)	(346)	(13)	(9,873)	(20,633)	-	(526)	(31,032)
Other operating income / (loss), net	1,480	601	(306)	1	1,776	13,609	-	222	15,607
Share of loss of joint ventures	(1,470)	-	-	-	(1,470)	-	-	-	(1,470)
Profit / (loss) from Operations Before Financing and Taxation	15,007	4,461	2,649	276	22,393	50,618	-	(9,439)	63,572

Depreciation and amortization	(976)	(1,561)	(755)	(151)	(3,443)	(26,526)	-	-	(29,969)
Initial recognition and changes in fair value of biological assets (unrealized)	21	-	-	120	141	18,147	-	-	18,288
Initial recognition and changes in fair value of agricultural produce (unrealized)	7,471	2,726	-	(122)	10,075	(3,635)	-	-	6,440
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	7,981	1,029	4,178	-	13,188	(3,968)	-	-	9,220
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,080	-	-	-	1,080	-	-	-	1,080
Changes in net realizable value of agricultural produce after harvest (realized)	2,818	-	-	-	2,818	-	-	-	2,818
Farmlands and farmland improvements, net	107,811	20,412	327	7,996	136,546	27,530	-	-	164,076
Machinery, equipment and other fixed assets, net	5,467	19,291	13,424	967	39,149	473,790	-	-	512,939
Work in progress	2,103	6,297	1,257	-	9,657	27,152	-	-	36,809
Investment property	-	-	-	6,281	6,281	-	-	-	6,281
Goodwill	6,827	3,038	-	1,343	11,208	7,038	-	-	18,246
Biological assets	12,745	6,869	8,913	1,993	30,520	280,343	-	-	310,863
Investment in joint ventures	1,200	-	-	-	1,200	-	-	-	1,200
Inventories	56,143	37,012	2,857	-	96,012	52,702	-	-	148,714
Total segment assets	192,296	92,919	26,778	18,580	330,573	868,555	-	-	1,199,128
Borrowings	62,613	39,787	5,253	1,141	108,794	676,254	-	-	785,048
Total segment liabilities	62,613	39,787	5,253	1,141	108,794	676,254	-	-	785,048

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 18

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2014 (unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	117	51,883	322	788	53,110	136,627	-	-	189,737
Cost of manufactured products sold and services rendered	-	(39,328)	(322)	(33)	(39,683)	(86,412)	-	-	(126,095)
Gross Profit from Manufacturing Activities	117	12,555	-	755	13,427	50,215	-	-	63,642
Sales of agricultural produce and biological assets	98,341	1,460	13,621	-	113,422	-	-	-	113,422
Cost of agricultural produce sold and direct agricultural selling expenses	(98,341)	(1,460)	(13,621)	-	(113,422)	-	-	-	(113,422)
Initial recognition and changes in fair value of biological assets and agricultural produce	42,871	11,557	3,890	(386)	57,932	(18,072)	-	-	39,860
Changes in net realizable value of agricultural produce after harvest	(1,704)	-	-	-	(1,704)	-	-	-	(1,704)
Gross Profit / (loss) from Agricultural Activities	41,167	11,557	3,890	(386)	56,228	(18,072)	-	-	38,156
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,284	24,112	3,890	369	69,655	32,143	-	-	101,798
General and administrative expenses	(2,083)	(1,602)	(777)	(84)	(4,546)	(10,132)	-	(8,956)	(23,634)
Selling expenses	(2,029)	(9,126)	(272)	(13)	(11,440)	(19,225)	-	(728)	(31,393)
Other operating (loss)/income, net	(5,245)	235	20	(15)	(5,005)	2,484	-	137	(2,384)
Share of loss of joint ventures	(231)	-	-	-	(231)	-	-	-	(231)
Profit / (loss) from Operations Before Financing and Taxation	31,696	13,619	2,861	257	48,433	5,270	-	(9,547)	44,156

Reserve from the sale of non-controlling interests in subsidiaries	-	-	-	-	-	-	25,575	-	25,575
Depreciation and amortization	(994)	(1,672)	(775)	(209)	(3,650)	(30,815)	-	-	(34,465)
Initial recognition and changes in fair value of biological assets (unrealized)	726	-	-	-	726	(3,337)	-	-	(2,611)
Initial recognition and changes in fair value of agricultural produce (unrealized)	14,722	6,106	-	-	20,828	(7,018)	-	-	13,810
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	27,423	5,451	3,890	(386)	36,378	(7,717)	-	-	28,661
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,305)	-	-	-	(2,305)	-	-	-	(2,305)
Changes in net realizable value of agricultural produce after harvest (realized)	601	-	-	-	601	-	-	-	601
Farmlands and farmland improvements, net	132,741	23,080	375	1,710	157,906	38,676	-	-	196,582
Machinery, equipment and other fixed assets, net	29,959	20,120	15,193	2,604	67,876	507,183	-	-	575,059
Work in progress	353	1,442	746	-	2,541	92,853	-	-	95,394
Investment property	-	-	-	8,136	8,136	-	-	-	8,136
Goodwill	8,091	3,394	-	1,247	12,732	9,903	-	-	22,635
Biological assets	20,324	4,502	7,968	2,247	35,041	283,495	-	-	318,536
Investment in joint ventures	-	-	-	3,660	3,660	-	-	-	3,660
Inventories	61,117	30,822	4,209	226	96,374	54,226	-	-	150,600
Total segment assets	222,874	83,388	28,491	24,855	359,608	1,010,995	-	-	1,370,603
Borrowings	63,737	31,793	(1,399)	1,642	95,773	686,573	-	-	782,346
Total segment liabilities	63,737	31,793	(1,399)	1,642	95,773	686,573	-	-	782,346

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -19

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the six-month periods ended June 30, 2015 and 2014 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Six-month period ended June 30, 2014
Opening net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Exchange differences	(26,549)	(1,721)	4,741	15,155	75	(217)	2,794	(5,722)
Additions	-	-	14,708	44,439	889	126	56,627	116,789
Transfers	-	-	13,649	7,924	32	-	(21,605)	-
Disposals	-	-	(7)	(443)	(5)	(21)	-	(476)
Reclassification to non-income tax credits (*)	-	-	(173)	(578)	-	-	-	(751)
Depreciation (Note 23)	-	(843)	(8,371)	(23,553)	(383)	(174)	-	(33,324)
Closing net book amount	190,294	6,288	231,009	340,854	2,298	898	95,395	867,036
At June 30, 2014 (unaudited)
Cost	190,294	14,025	307,411	565,144	6,365	4,233	95,395	1,182,867
Accumulated depreciation	-	(7,737)	(76,402)	(224,290)	(4,067)	(3,335)	-	(315,831)
Net book amount	190,294	6,288	231,009	340,854	2,298	898	95,395	867,036
Six-month period ended June 31, 2015
Opening net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905
Exchange differences	(14,938)	(317)	(26,558)	(41,401)	(463)	(107)	(16,401)	(100,185)
Additions	-	-	8,025	32,064	515	1,078	30,854	72,536
Transfers	-	171	34,154	58,982	327	-	(93,634)	-
Disposals	-	-	(173)	(270)	(2)	(33)	-	(478)
Reclassification to non-income tax credits (*)	-	-	(393)	(701)	-	-	(4,186)	(5,280)
Depreciation (Note 23)	-	(661)	(7,018)	(21,195)	(546)	(254)	-	(29,674)
Closing net book amount	159,482	4,594	202,808	305,065	3,202	1,864	36,809	713,824
At June 30, 2015 (unaudited)
Cost	159,482	12,992	286,228	550,550	7,815	5,453	36,809	1,059,329
Accumulated depreciation	-	(8,398)	(83,420)	(245,485)	(4,613)	(3,589)	-	(345,505)
Net book amount	159,482	4,594	202,808	305,065	3,202	1,864	36,809	713,824

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2015, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 19

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 26,875 and US$ 29,847 of depreciation are included in “Cost of manufactured products sold and services rendered” for the six-month periods ended June 30, 2015 and 2014, respectively. An amount US$ 2,692 and US$ 3,109 of depreciation are included in “General and administrative expenses” for the six-month periods ended June 30, 2015 and 2014, respectively. An amount of US$ 402 and US$ 560 of depreciation are included in “Selling expenses” for the six-month periods ended June 30, 2015 and 2014, respectively.

As of June 30, 2015, borrowing costs of US$ 4,193 (June 30, 2014: US$ 1,938) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 497,443 as of June 30, 2015.

As of June 30, 2015 included within property, plant and equipment balances are US$ 603 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the six-month periods ended June 30, 2015 and 2014 were as follows:

	June 30,	June 30,
	2015	2014
	(unaudited)
Beginning of the period	6,675	10,147
Exchange differences	(394)	(2,011)
End of the period	6,281	8,136

Cost	6,281	8,136
Accumulated depreciation	-	-
Net book amount	6,281	8,136

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	June 30,	June 30,
	2015	2014
	(unaudited)
Rental income	662	786

As of June 30, 2015, the fair value of investment property was US$ 48 million (2014: US$ 58 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 20

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2015 and 2014 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Six-month period ended June 30, 2014
Opening net book amount	24,869	1,129	1,343	-	27,341
Exchange differences	(2,234)	(17)	(97)	-	(2,348)
Additions	-	-	651	7	658
Amortization charge (i) (Note 23)	-	(72)	(120)	-	(192)
Closing net book amount	22,635	1,040	1,777	7	25,459
At June 30,2014 (unaudited)
Cost	22,635	2,509	2,806	136	28,086
Accumulated amortization	-	(1,469)	(1,029)	(129)	(2,627)
Net book amount	22,635	1,040	1,777	7	25,459

Six-month period ended June 30, 2015
Opening net book amount	20,172	959	2,634	13	23,778
Exchange differences	(1,926)	(5)	(328)	(2)	(2,261)
Additions	-	-	811	-	811
Amortization charge (ii) (Note 23)	-	-	(292)	(3)	(295)
Closing net book amount	18,246	954	2,825	8	22,033
At June 30, 2015 (unaudited)
Cost	18,246	2,493	4,393	140	25,272
Accumulated amortization	-	(1,539)	(1,568)	(132)	(3,239)
Net book amount	18,246	954	2,825	8	22,033

(i) For the six-month period ended June 30, 2014 an amount of US$ 120 and US$ 72 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(ii) For the six-month period ended June 30, 2015 an amount of US$ 292 and US$ 3 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 21

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2015 and 2014 were as follows:

	June 30,	June 30,
	2015	2014
	(unaudited)
Beginning of the period	341,232	292,144
Increase due to purchases	4	526
Initial recognition and changes in fair value of biological assets	33,948	39,860
Decrease due to harvest	(177,994)	(204,515)
Decrease due to disposals	(1,624)	(1,060)
Decrease due to sales of agricultural produce	(14,541)	(12,561)
Costs incurred during the period	172,496	200,292
Exchange differences	(42,658)	3,850

End of the period	310,863	318,536

Biological assets as of June 30, 2015 and December 31, 2014 were as follows:

	June 30,	December 31,
	2015	2014
	(unaudited)
Non-current
Cattle for dairy production	8,483	8,856
Other cattle	24	25
Sown land – coffee	1,993	2,193
Sown land – sugarcane	280,343	274,970
	290,843	286,044
Current
Other cattle	406	301
Sown land – crops	12,745	31,012
Sown land – rice	6,869	23,875
	20,020	55,188
Total biological assets	310,863	341,232

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 22

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of June 30, 2015, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2015 and their allocation to the fair value hierarchy:

	2015
	Level 1	Level 2	Level 3	Total

Assets
Derivative financial instruments	3,480	2,633	-	6,113
Total assets	3,480	2,633	-	6,113
Liabilities
Derivative financial instruments	(10,417)	(13,266)	-	(23,683)
Total liabilities	(10,417)	(13,266)	-	(23,683)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 23

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

 When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

	Pricing
Class	Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	—	—	1	(6,714)

Options	Quoted price	—	—	1	(223)

Options/OTC	Quoted price	—	—	1	2,633

Foreign-currency	Theoretical price	—	—	2	(129)
interest-rate swaps

Interest-rate swaps	Theoretical price	Swap curve;	Present value	2	(13,137)
		Money market	method
		interest-rate curve

					(17,570)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-24

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

		December
	June 30, 2015	31, 2014
	(unaudited)
Non-current
Trade receivables	2,871	3,528
Receivables from related parties (Note 28)	78	-
Trade receivables – net	2,949	3,528
Advances to suppliers	10,787	12,149
Income tax credits	7,498	6,759
Non-income tax credits (i)	17,176	18,609
Judicial deposits	2,301	2,545
Receivable from disposal of subsidiary	-	3,997
Other receivables	1,078	3,003
Non-current portion	41,789	50,590
Current
Trade receivables	44,770	65,059
Receivables from related parties (Note 28)	8,695	258
Less: Allowance for trade receivables	(632)	(527)
Trade receivables – net	52,833	64,790
Prepaid expenses	6,180	6,884
Advance to Suppliers	23,799	11,717
Income tax credits	6,140	6,492
Non-income tax credits (i)	37,189	42,685
Cash collateral	28	6,329
Receivable from disposal of subsidiary	3,578	4,451
Other receivables	25,208	21,178
Subtotal	102,122	99,736
Current portion	154,955	164,526
Total trade and other receivables, net	196,744	215,116

 (i) Includes US$ 5,280 for the six-month period ended June 30, 2015 reclassified from property, plant and equipment (for the year ended December 31, 2014: US$ 4,514).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-25

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

 The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

 The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30,	December 31,
	2015	2014
	(unaudited)
Currency
US Dollar	50,030	45,341
Argentine Peso	46,378	49,876
Uruguayan Peso	—	8,385
Brazilian Reais	100,336	111,514
	196,744	215,116

As of June 30, 2015 trade receivables of US$ 5,891 (December 31, 2014: US$ 4,224) were past due but not impaired. The ageing analysis of these receivables indicates that 927 and 1,269 are over 6 months in June 30, 2015 and December 31, 2014, respectively.

 The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

 The other classes within other receivables do not contain impaired assets.

 The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

12.	Inventories

	June 30,	December 31,
	2015	2014
	(unaudited)
Raw materials	29,102	35,662
Finished goods	113,367	65,562
Stocks held by third parties	5,825	3,395
Others	420	300
	148,714	104,919

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 132,348 for the six-month period ended June 30, 2015. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 58,463 for the six-month period ended June 30, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-26

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Cash and cash equivalents

	June 30,	December 31,
	2015	2014
	(unaudited)
Cash at bank and on hand	128,794	104,132
Short-term bank deposits	34,672	9,663
	163,466	113,795

14.	Disposals

 Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

 In June, 2014, the Group sold 49% of its interest in Global Anceo S.L.U. and Global Hisingen S.L.U. The main underlying assets of such corporations are Guayacanes and La Guarida farms.

 Sale price amounted US$ 50.5 million and US$ 49.4 million was collected as of the transaction’s day. As the Company did not lose control of its subsidiaries, this operation is classified as an equity’s transaction, and the margin of the operation was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries”. The transaction resulted in an increase of equity attributable to owners of the Company of US$ 25.6 million and also an increase in non-controlling interest of US$ 8.0 million.

15.	Shareholder’s Contributions

	Number of	Share capital
	shares	and share
	(thousands)	premium
At January 1, 2014	122,382	1,122,645
Employee share options exercised (Note 16)	—	649
Restricted shares vested	—	3,444
Purchase of own shares	—	(10,424)
At June 30,2014	122,382	1,116,314

At January 1, 2015	122,382	1,116,617
Employee share options exercised (Note 16)	—	1,378
Restricted shares vested	—	3,103
At June 30, 2015	122,382	1,121,098

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-27

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Shareholder’s Contributions

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors. On August 12, 2014 the Board of directors decided to extend the program for a 12 month period.

16.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)   Option Schemes

For the six-month periods ended June 30, 2015 and 2014 the Group incurred US$ nil million for the both period, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	June 30, 2015		June 30,2014
	Average		Average
	exercise		exercise
	price per	Options	price per	Options
	share	(thousands)	share	(thousands)

At January 1	6,71	1,916	6.67	2,061
Forfeited			-	(5)
Exercised	6,76	(166)	5.83	(99)
At June 30	6,69	1,750	6.70	1,957

2007/2008 Equity Incentive Plan

	June 30, 2015		June 30,2014
	Average		Average
	exercise		exercise
	price per	Options	price per	Options
	share	(thousands)	share	(thousands)

At January 1	13.07	1,729	13.07	1,751
Forfeited	12.98	(23)	13.22	(22)
At June 30	13.07	1,706	13.06	1,729

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 28

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Equity-settled share-based payments (continued)

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise
	price per	Shares (in thousands)
Expiry date (i):	share	June 30, 2015	June 30, 2014
May 1, 2024	5.83	570	577
May 1, 2025	5.83	517	553
May 1, 2026	5.83	68	153
February 16, 2026	7.11	103	110
October 1, 2026	8.62	493	564

(i)   On May 2014, the Board of directors decided to extend the expired date.

2007/2008 Equity Incentive Plan

	Exercise
	price per	Shares (in thousands)
Expiry date:	share	June 30, 2015	June 30, 2014
Dec 1, 2017	12.82	932	950
Jan 30, 2019	13.40	596	599
Nov 1, 2019	13.40	8	8
Jan 30, 2020	12.82	26	26
Jan 30, 2020	13.40	62	65
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The following table shows the exercisable shares at period end under the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable
shares in
thousands
June 30, 2015	3,456
June 30, 2014	3,686

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 29

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Equity-settled share-based payments (continued)

(b)   Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan were effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized. As of June 30, 2015, all the restricted shares were vested.

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

As of June 30, 2015, the Group recognized compensation expense US$ 0.9 million related to the restricted shares granted under the Restricted Share Plan (2014: US$ 0.8 million).

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2013	May 15, 2013	Apr 1, 2014	May 15, 2014	Apr 1, 2015	May 13, 2015

Fair value	8.08	7.48	7.92	8.72	9.45	10.12
Possibility of ceasing employment before vesting	5%	0%	5%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2015	2015	2014	2014
At January 1	-	861	110	699
Granted	-	-	-	470
Forfeited	-	(16)	(3)	(15)
Vested	-	-	(107)	(297)
At June 30	-	845	-	857

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 30

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Trade and other payables

	June 30,	December 31,
	2015	2014
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	1,563	2,084
Other payables	284	307
	1,847	2,391
Current
Trade payables	43,889	70,269
Advances from customers	2,510	5,636
Amounts due to related parties (Note 28)	23	-
Taxes payable	2,402	4,217
Escrows arising on business combinations	-	316
Other payables	251	2,662
	49,075	83,100
Total trade and other payables	50,922	85,491

(i) These trades payable are mainly collateralized by property, plant and equipment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 31

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Borrowings

	June 30,	December 31,
	2015	2014
	(unaudited)
Non-current
Votoratim	-	434
ABC Brazil Loan	3,570	3,571
Bradesco Loan (*)	4,473	4,557
BNDES Loan Facility(*)	136,607	163,009
IDB Facility (*)	13,938	21,972
Ciudad de Buenos Aires Loan	11,429	11,389
Banco do Brazil Loan Facility (*)	54,069	68,653
Itaú BBA Facility (*)	22,232	30,654
ING/ABN/Bladex (*)	18,836	28,000
Rabobank, Syndicated Loan (*)	62,804	71,562
ING Bank N,V, Syndicated Loan (*)	66,333	66,002
ING/Rabobank/ABN/Crédit
Agricole/HSBC/Caixa Geral/Galena(*)	140,841	-
Other bank borrowings	19,329	21,224
Obligations under finance leases	216	293
	554,677	491,324

Current
Bank overdrafts	-	7,789
BNDES Loan Facility (*)	39,618	27,430
IDB Facility (*)	-	15,827
Ciudad de Buenos Aires Loan	15,842	2,947
Galicia Loan	5,977	1,000
Banco do Brazil Loan Facility (*)	16,286	12,708
Rabobank Loan (*)	26,554	38,665
ITAU (*)	15,861	27,319
ABC Brazil Loan	3,768	10,134
Bradesco Loan (*)	4,292	4,086
Votoratim	2,479	2,421
ING/ABN/Bladex(*)	-	4
Rabobank, Syndicated Loan (*)	9,359	217
ING/HSBC/ICBC/BES/Bradesco/Hinduja/Bladex/BoC/Paschi(*)	28,680	32,606
ING/Rabobank/ABN/Crédit Agricole/HSBC/Caixa Geral/Galena(*)	16,671	-
Banco Macro	10,016	-
Other bank borrowings	34,724	23,742
Obligations under finance leases	244	287
	230,371	207,182
Total borrowings	785,048	698,506

(*) The Group was in compliance with the related covenants under the respective loan agreements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 32

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.          Borrowings (continued)

New loan - ING Bank N.V. Syndicated Loan

In January and February 2015, Adecoagro Vale do Ivinhema entered into a US$ 160.0 million loan with syndicate of banks, led by ING Bank N.V. and Rabobank, due 2018. This syndicate loan bears an interest of LIBOR 3 months + 4.40% per annum and contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends.

As of June 30, 2015, total bank borrowings include collateralized liabilities of US$ 685,196 (December 31, 2014: US$ 640,034). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30,	December 31,
	2015	2014
	(unaudited)
Fixed rate:
Less than 1 year	114,204	95,524
Between 1 and 2 years	40,350	45,518
Between 2 and 3 years	32,697	41,685
Between 3 and 4 years	29,009	25,809
Between 4 and 5 years	27,641	39,992
More than 5 years	54,543	87,219
	298,444	335,747
Variable rate:
Less than 1 year	115,923	111,371
Between 1 and 2 years	162,487	130,426
Between 2 and 3 years	126,871	80,199
Between 3 and 4 years	58,536	13,154
Between 4 and 5 years	6,959	7,346
More than 5 years	15,368	19,683
	486,144	362,179
	784,588	697,926

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-33

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.          Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	June 30,	December 31,
	2015	2014
	(unaudited)
Currency
US Dollar	489,315	320,638
Brazilian Reais	277,892	362,733
Argentine Peso	17,841	15,135
	785,048	698,506

19.          Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30,	June 30,
	2015	2014
	(unaudited)
Current income tax	(2,081)	(1,620)
Deferred income tax	(7,461)	(3,609)
Income tax expense	(9,542)	(5,229)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2014.

Argentine law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of June 30, 2015, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	June 30,	June 30,
	2015	2014
	(unaudited)
Beginning of period asset/(liability)	5,963	(9,255)
Exchange differences	(4,649)	12,948
Tax charge relating to cash flow hedge (i)	15,296	(1,557)
Income tax expense	(7,461)	(3,609)
End of period asset/(liability)	9,149	(1,473)

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 464 gain for the six-month period ended June 30, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-34

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30,	June 30,
	2015	2014
	(unaudited)
Tax calculated at the tax rates applicable to
profits in the respective countries	(8,837)	(3,796)
Non-deductible items	(797)	(66)
Utilization of tax losses	277	-
Non-taxable income	(564)	(1,564)
Others expenses	379	197
Income tax expense	(9,542)	(5,229)

20.	Payroll and social security liabilities

	June 30,	December 31,
	2015	2014
	(unaudited)
Non-current
Social security payable	1,376	1,278
	1,376	1,278
Current
Salaries payable	10,146	6,322
Social security payable	3,095	3,898
Provision for vacations	10,057	12,364
Provision for bonuses	3,110	4,731
	26,408	27,315
Total payroll and social security liabilities	27,784	28,593

21.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 35

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Sales

	June 30,	June 30,
	2015	2014
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	72,941	74,963
Sugar (*)	53,303	43,036
Rice (*)	47,843	50,478
Energy	21,684	18,628
Powder milk	754	-
Operating leases	662	867
Services	910	1,432
Others	357	333
	198,454	189,737
Sales of agricultural produce and biological assets:
Soybean (*)	38,533	58,018
Cattle for dairy production	1,624	1,060
Corn (*)	14,044	28,939
Cotton	925	333
Milk	14,541	12,561
Wheat	6,946	5,704
Sunflower	9,046	3,896
Barley	596	916
Sorghum	14	43
Seeds	48	778
Others	373	1,174
	86,690	113,422
Total sales	285,144	303,159

(*) Includes sales of soybean, rice, powder milk and sugar produced by third parties for an amount of US$ 426; US$ 7,394; US$ 354 and US$ 8,974 respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 113.2 million as of June 30, 2015 (June 30, 2014: US$ 78.9 million) comprised primarily of 3,603 m³ of ethanol (US$ 1.6 million), 293,470 mhw of energy (U$S 24.6 million) and 57,465 tons of soybean (U$S 24.3 million), 82,103 tons of corn (US$ 10.6 million), 3,264 tons of wheat (US$ 0.4 million), 500 tons of cotton (US$ 0.8 million), 400 tons of sorghum (US$ 0.1) and 5,092 of others crops (US$ 2.1 million) which expire between July 2015 and December 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 36

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.          Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	June 30,	June 30,
	2015	2014
	(unaudited)
Cost of agricultural produce and biological assets sold	74,628	79,986
Raw materials and consumables used in manufacturing activities	79,847	89,556
Services	5,503	7,162
Salaries and social security expenses (Note 24)	29,611	30,176
Depreciation and amortization	29,969	34,465
Taxes (*)	1,617	1,683
Maintenance and repairs	5,855	6,404
Lease expense and similar arrangements(**)	835	1,239
Freights	17,128	18,763
Export taxes / selling taxes	15,204	14,646
Fuel and lubricants	3,852	4,042
Others	9,506	6,422
Total expenses by nature	273,555	294,544

(*) Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the six-month period ended June 30, 2015, an amount of US$ 132,348 is included as “cost of manufactured products sold and services rendered” (June 30, 2014: 126,095); an amount of US$ 86,690 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (June 30, 2014: 113,422); an amount of US$ 23,485 is included in “general and administrative expenses” (June 30, 2014: 23,634); and an amount of US$ 31,032 is included in “selling expenses” as described above (June 30, 2014: 31,393).

24.           Salaries and social security expenses

	June 30,	June 30,
	2015	2014
	(unaudited)
Wages and salaries	20,717	21,362
Social security costs	6,909	7,107
Equity-settled share-based compensation	1,985	1,707
	29,611	30,176
Number of employees	8,452	8,020

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 37

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.           Other operating (loss)/income, net

	June 30,	June 30,
	2015	2014
	(unaudited)
Gain/(Loss) from commodity derivative financial instruments	14,735	(3,208)
Gain / (Loss) from onerous contracts – forwards	1	(132)
Gain from disposal of other property items	880	606
Others	(9)	350
	15,607	(2,384)

26.           Financial results, net

	June 30,	June 30,
	2015	2014
	(unaudited)
Finance income:
- Interest income	4,906	3,393
- Gain from interest rate/foreign exchange rate derivative financial instruments, net	570	720
- Other income	194	188
Finance income	5,670	4,301

Finance costs:
- Interest expense	(24,151)	(27,809)
- Cash flow hedge – transfer from equity	(7,754)	(4,609)
- Foreign exchange losses, net	(9,653)	(3,268)
- Taxes	(1,457)	(1,954)
- Other expenses	(1,589)	(1,540)
Finance costs	(44,604)	(39,180)
Total financial results, net	(38,934)	(34,879)

27.          Disclosure of leases and similar arrangements

The Group as lessor - Operating leases

In September 2013, Marfrig Argentina S.A. (“Marfrig ARG”), an Argentine company subsidiary of the Brazilian company Marfrig Alimentos S.A. (today Marfrig Global Foods S.A.) (“Marfrig Brazil”) unilaterally early terminated the Master Agreement, including the lease agreements entered into with the Group on December 2009 for a ten-year term. Therefore, on April 21, 2014 the Group filed a lawsuit against Marfrig ARG and Marfrig Brazil claiming the indemnification set forth in the Master Agreement and unpaid invoices for aggregate of approximately US$ 22.5 million. The lawsuit was filed with the Court of Arbitration of the Stock Exchange Chamber of the City of Buenos Aires.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 38

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.      Related-party transactions

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in		Balance receivable
			the statement of income		(payable)
		Description of	June 30,	June 30,	June 30,	December
Related party	Relationship	transaction	2015	2014	2015	31, 2014

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos
Vieira/ Cia Agropecuaria		Receivables (Note 11)	-	-	783	258
Monte Alegre/ Alfenas
Agricola Ltda/ Marcelo	(i)	Cost of manufactured
Weyland Barbosa Vieira/		products sold and	(148)	-	-	-
Paulo Albert Weyland		services rendered (ii)
Vieira		Payables (Note 17)	-	-	(23)	-

CHS Agro	Joint venture	Services	14	(18)	-	-

		Sales of goods	2,245	-	-	-

		Interest income	56	-	-	-

		Receivables (Note 11)	-	-	7,990	-
Directors and senior	Employment	Compensation
management		selected employees	(3,475)	(3,713)	(14,530)	(16,876)

(i)    Shareholder of the Company.

(ii)   Relates to agriculture partnership agreements (“parceria”)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-39